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MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31//19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itau BBA USA Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVENUE, 24TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAURICE DACOSTA (212)-845-0644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, MAURICE DACOSTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau BBA USA Securities, Inc., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maurice Dacosta
Signature

CONTROLLER & FINOP
Title

RUTE MEGUMI WADA
Notary Public, State of New York
Registration #01WA6298681
Qualified In New York County
Commission Expires March 17, 2022

Rute Megumi Wada
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau BBA USA Securities, Inc.

Statement of Financial Condition
December 31, 2019

Itau BBA USA Securities, Inc.
Index
December 31, 2019

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–10

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itaú BBA USA Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Itaú BBA USA Securities, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020
We have served as the Company's auditor since 2002.

PricewaterhouseCoopers LLP, 401 East Las Olas Blvd., Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7100, F: (954) 525 4453, www.pwc.com/us

Itau BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	440,490,052
Receivables from affiliates		2,261,518
Receivable from clearing organizations		47,850,496
Syndicate fees receivable		11,161,242
Securities failed-to-deliver		27,116,343
Right-of-use asset		17,172,291
Fixed assets, at cost, net of accumulated depreciation of $556,967		112,309
Deferred tax assets, net		14,982,594
Restricted cash		3,374,634
Current tax receivable		1,812,652
Other assets		774,794
Total assets	$	567,108,925
Liabilities and Stockholder's Equity		
Liabilities		
Securities failed-to-receive	$	27,116,343
Lease liability		65,482,595
Payables to affiliates		1,849,719
Accounts payable and accrued expenses		17,632,976
Total liabilities		112,081,633
Commitments and Contingencies (Note 10)		
Stockholder's Equity		
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		439,448,577
Retained earnings		15,578,615
Total stockholder's equity		455,027,292
Total liabilities and stockholder's equity	$	567,108,925

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Itau BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by ITB Holding Brasil Participacoes Ltda, (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company's business activities include investment banking, institutional sales, and trading with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through affiliates and another third party broker-dealer.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits. Amounts included in restricted cash represent those required to be set aside by contractual agreements.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Concentrations of Credit Risk
The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in an event of default.

Industry Concentration Risk
The Company's significant industry credit concentration is with financial institutions, including broker-dealers affiliated with banks as well as independent broker-dealers and a third party clearing broker. This concentration arises in the normal course of the Company's financing activities.

Estimated Fair Value of Financial Instruments
The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The type of instruments that trade in markets that are valued using quoted market prices in active markets are generally classified within Level 1 of the fair value hierarchy.

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market evidence In the absence of such evidence managements best estimate is used.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. The Company evaluates the potential need for a valuation allowance on its deferred tax assets each year. In accordance with ASC 740, the Company looks to the availability of carryback claims, the reversal of deferred tax liabilities, tax planning strategies, and future projections of income in assessing whether a valuation allowance is necessary.

The Company files a standalone U.S. federal tax return and unitary consolidated state and local tax returns in California, New York State, and New York City and a separate return in Connecticut and Massachusetts. As a result of filing unitary state and local tax returns, the Company calculates current and deferred taxes using a benefit for loss approach.

Stock Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the vesting period. In line with ASC 718 these liability classified awards are remeasured at the end of the reporting period based on the current market value. All stock based compensation plans established are by Itau Unibanco and corresponds to awards that will be settled in cash amounts based on the market value of shares of Itau Unibanco.

Use of Estimates
The preparation of statement of financial condition in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncements
Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of the remaining minimum lease payments discounted at the incremental borrowing rate as of January 1, 2019. The Company has elected to use the practical expedient to account for certain fixed non-lease components in the total liability. The implicit rates of our lease is not readily determinable therefore we use an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease terms is 10 years.

3. Fixed Assets

A summary of the components of fixed assets and leasehold improvements at December 31, 2019 is as follows:

Equipment	$	588,226
Furniture and fixtures		81,050
		669,276
Accumulated depreciation		(556,967)
	$	112,309

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital of $250,000.

The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined by the SEC and FINRA. At December 31, 2019, the Company had net capital of $413,366,213, which was $413,116,213 in excess of the minimum net capital required by SEC Rule 15c3-1.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or U.S. clearing brokers. The Company has claimed an exemption from SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") under section (k)(2)(i) and (ii).

5. Receivable From and Payable to Customers, Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2019, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 27,116,343	$ 27,116,343
Broker-Dealers and clearing organizations	47,850,496	-
Total	$ 74,966,839	$ 27,116,343

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

The Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally the Company is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law. The Company records all chaperoned failed-to-deliver as an asset and the corresponding failed-to-receive as a liability on the statement of financial condition. See Note 13 for further details on related party transactions.

6. Income Taxes

The Company's results of operations are included in a standalone U.S. federal tax return. The Company computes its provision for income taxes on a separate company basis. The Company files several combined state and local tax returns in addition to various standalone state returns. The Company computes its provision / (benefit) for income taxes using the benefit for loss basis as described in Note 2, above.

The components of the deferred tax assets / (liabilities) are as follows:

Deferred tax assets:	
Loss due to Impairment of lease	$ 11,209,715
Deferred compensation	3,735,827
Depreciation & amortization	32,719
Net Operating Losses	4,333
Net deferred tax asset	14,982,594
Valuation allowance	-
Net deferred tax asset after valuation allowance	$ 14,982,594

Management has evaluated the Company's ability to realize the deferred tax asset and has concluded that it is more likely than not that it can be recognized. For the year ended December 31, 2019, the Company released the full valuation allowance and does not have a valuation allowance recorded against its deferred tax assets.

The Company's federal, New York City, New York State, Connecticut, California, and Massachusetts 2016 - 2018 tax returns are open to examination by the taxing authorities of each respective jurisdiction.

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

8. Deferral Bonus Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3 year period, payable in three annual payments over the next three years. Deferred amounts granted to Managing Directors ("MDs") are converted to Phantom Shares, linked to the share price of ITUB4 (listed on the Brazilian stock exchange) in Brazilian Real and payable in three annual payments over the next three years. Deferral amounts are also granted to certain MDs elected to participate in the parent Company's Phantom Share-linked Instruments Program (see Note 9). Deferred amounts for all other employees accrue interest at LIBOR. An individual with a deferral must be an employee of the Company on (unless the Company and the employee have agreed otherwise) each vesting date to be eligible to receive payment. Total deferred bonus obligations as of December 31, 2019 under this program was $2,922,590. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2019 statement of financial condition.

In addition, the Company has outstanding commitments connected to employees terminated on or before December 31, 2019. The total obligation that has been recorded as of December 31, 2019 under these commitments was $1,089,653 which is recorded in accounts payable and accrued expenses on the statement of financial condition.

9. Phantom Share-linked Instruments Program

Certain elected MDs are entitled to invest a percentage of their cash and deferred bonus to receive a future cash amount linked to the market value of preferred shares of Itau Unibanco (ITUB4) at a vesting date in accordance with stipulated vesting conditions. The company terms this investment as "Phantom Shares". With respect to the deferred portion acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, all calculated from the grant date. Additionally, under the terms of the Program, the Company matches the net cash equivalent of the employee's investment (own and deferred) at a ratio of 75% (150% if Managing Director). Own refers to an employee cash bonus which they elect to invest in the program, vesting immediately upon election. Employees earn this "matching" as these vest 50% over 3 years and the remaining 50% over the succeeding 5 years. When employees are terminated or choose to retire they forfeit the unvested portions (except in certain circumstances).

Payments relating to the own and deferred phantom shares are made 3 years (50%) and 5 years (50%) from the grant date. Payments for the matched phantom shares are made 5 years (70%) and 8 years (30%) from the grant date. The employee is not entitled to any shares in kind; all payments are made in cash.

The Company measures compensation cost related to the share-linked instruments by calculating the mark-to-market value of the granted shares based on the closing price of Itau Unibanco preferred shares at the December 31, 2019 and amortizes that expense over the vesting period. Total unvested bonuses as of December 31, 2019 under this program was $1,448,904. Total unvested bonuses as of December 31, 2019 under this program was $2,542,552. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2019 statement of financial condition.

10. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord.

Minimum future lease commitments under non-cancelable leases at December 31, 2019 are as follows:

Year		Amount
2020	$	7,078,844
2021		7,078,844
2022		7,078,844
2023		7,078,844
2024		7,098,407
Thereafter		43,860,665
Total commitments	**$**	**79,274,447**

The Company has collateralized a stand-by letter of credit issued by a third party bank with a certificate of deposit due in September 2020 which is on deposit with the landlord of $3,364,634. This item is recorded in restricted cash on the statement of financial condition.

The Company has future commitments for deferred bonuses totaling $2,922,590 as of December 31, 2019, as disclosed in Note 8.

The Company has future commitments for unvested bonuses under the phantom shares program totaling $2,542,552 as of December 31, 2019, as disclosed in Note 9.

11. Leases

In February 2019, the Company vacated its office space at 767 Fifth Avenue (GM building) and moved into a shared office space with its affiliates at 540 Madison Avenue. The Company retained a real estate broker to actively market the space for a tenant on our behalf.

On February 1, 2019, in accordance with ASC Topic 360, an analysis was performed to determine if the right of use (ROU) asset have been impaired. Step 1 (test for recoverability) was conducted and failed as the total carrying value was higher than the sum of the undiscounted cash flows. Subsequently, step 2 (Measurement of impaired loss) was conducted to determine the amount of losses due to impairment of the ROU asset.

In December 2019, the Company received and accepted an offer to sublease one half (1/2) of the floor. This constituted a triggering event and a subsequent impairment analysis was performed following the steps taken in the February 2019 analysis (above), to determine the amount of losses due to impairment of the ROU asset.

The total lease loss due to impairment for the year ended December 31, 2019 was $42,569,102.

12. Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to a third party clearing broker and affiliates, which are not reflected in these financial statements (except for failed-to-deliver and failed-to-receive) , who clear such transactions on a "fully disclosed" basis. The third party and/or affiliated clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed and/or cleared through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2019, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

13. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itau Unibanco. In addition the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itau Unibanco. Some of these transactions are denominated in foreign currencies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2019:

Assets	
Cash and cash equivalents	$6,669,158
Total cash and cash equivalents	**6,669,158**
Receivable from broker-dealers, and financial institutions	2,261,518
Total receivables	**2,261,518**
Liabilities	
Payable to broker-dealers, and financial institutions	1,849,719
Total liabilities	**$ 1,849,719**

14. Fair Value of Financial Instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature. These assets would be considered Level 2 in the fair value hierarchy.

15. Legal Proceedings

The Company is involved in two lawsuits concerning matters arising in connection with the conduct of the Company's businesses. In one of the lawsuits the issuer defendant reached a non-monetary settlement agreement with plaintiffs and without any liability to the Firm that is now pending confirmation by the court. With respect to the other proceeding, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, (ii) the matters are in early stages, (iii) there is uncertainty as to the likelihood of class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented.

Management does not believe, based on currently available information and on consultation with its legal counsel that the outcomes of any matters will have material adverse effect on the Company's financial condition.

16. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through February 28, 2020. Based on this evaluation, the Company has determined that no subsequent events have occurred which require recognition or disclosure in the financial statement.